                                                      Filed by Concord EFS, Inc.
                                             Subject Company - Concord EFS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934
                                                   Commission File No. 001-31527

Concord EFS, Inc. and First Data Corporation today announced the signing of a definitive merger agreement, which is filed as an exhibit to the Form 8-K filed by Concord today and which is incorporated herein by reference. Concord EFS, Inc. and First Data Corporation issued the following joint press release:



                        FIRST DATA AND CONCORD TO MERGE;
               COMBINATION WILL OFFER CHOICE, VOICE AND INNOVATION
          IN ELECTRONIC TRANSACTIONS TO BANKS, MERCHANTS AND CONSUMERS

                        $10 Billion in Combined Revenues

      Companies to Discuss Transaction in 11 a.m. EST Conference Call Today

     New York - April 2, 2003 - First Data Corp. (NYSE: FDC), a global leader in electronic commerce and payment services, and Concord EFS, Inc., (NYSE: CE), a leading electronic transaction processor, today announced a definitive agreement to merge in an all-stock transaction valued at approximately $7 billion. Upon completion of the transaction, the combined company will provide banks, merchants and their customers with more options to conveniently and securely conduct a full range of electronic payment transactions. The combined company will have approximately $10 billion in annual revenues with more than 31,000 employees worldwide.

     "This is a significant step in developing an open and flexible electronic payments system that will foster competition to the benefit of consumers, merchants and banks," said First Data Chairman and Chief Executive Officer Charlie Fote. "Our transaction with Concord and its STAR/sm/ network will enable First Data to provide its customers with more choices in products and services. Access to our combined depth and scale will give banks and merchants an unprecedented voice in the introduction of innovative payment offerings to consumers."

     "Today's announcement will combine the proven strengths of two great organizations. Concord brings to the combined company scale and processing expertise in strategic growth markets such as supermarket and petroleum, along with the national debit presence of the STAR/sm/ Network," said Dick Kiphart, Chairman of Concord. "Combining First Data's merchant point-of-sale presence and global processing capability, Concord's real-time payments expertise and capabilities, and the STAR/sm/ network, will provide customers with the most innovative and cost effective solutions for all of their electronic payment needs."

                                    - more -

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First Data and Concord to Merge--Page 2

     First Data will exchange 0.40 First Data common shares for every Concord common share. At yesterday's closing price of First Data stock, the transaction was valued at $13.87 for each common share of Concord. To complete the transaction, First Data will issue approximately 200 million common shares to Concord shareholders. Upon completion of the transaction based on the current shares outstanding, Concord shareholders will own approximately 21% of the outstanding shares of First Data. The exchange of shares in the merger is expected to qualify as a tax-free reorganization, allowing Concord shareholders to defer any gain on their shares for U.S. income tax purposes.

     The transaction is expected to be neutral to First Data's earnings per share in 2004, prior to restructuring and integration charges, and accretive thereafter. The combined company expects to generate cost savings of approximately $230 million on an annualized basis by 2005.

     The transaction is subject to approval by shareholders of each company, regulatory approval and other customary closing conditions.

     Merrill Lynch and JPMorgan acted as financial advisors to First Data, and Sidley Austin Brown & Wood acted as legal advisor. Goldman, Sachs & Co. and William Blair & Co. acted as financial advisors to Concord, and Kirkland & Ellis acted as legal advisor.

(Editors Note: see attached fact sheet for additional details concerning First Data and Concord).

                                    ########

CONFERENCE CALL:
First Data and Concord will host a conference call to discuss the transaction today, April 2, at 11 a.m. EST.

To listen to the broadcast, please log on to http://www.firstdata.com and click on the link under the "Invest" section at least 15 minutes prior to the start of the call. To participate in the call, dial 888-831-9087 (U.S. only) or 712-271-0110 (international) ten minutes prior to the start of the call and enter passcode FDC.

A replay of the webcast will be available on the site beginning April 3 continuing through 5 p.m. April 9 or call 800-945-7977 (U.S.) or 402-220-3589 (international). No passcode is required.

Investor Relations Contacts:
David Banks (First Data) 303-967-8057          Ed Winnick (Concord) 302-791-8484

Media Relations Contacts:
Greg Rossiter (First Data) 303-967-6275  Melinda Mercurio (Concord) 302-791-8109

First Data and Concord to Merge--Page 3

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 151,00 agent locations in more than 195 countries and territories.

Concord, a leading electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient and more secure than paper-based alternatives. Primary activities include Network Services, providing ATM driving, gateway services, and debit card processing to the financial services industry, plus coast-to-coast network access under the STAR/sm/ brand; Payment Services, providing credit, debit, check authorization, and EBT processing services to supermarkets, gas stations, restaurants and other selected retail segments; and Risk Management Services, providing software, information, and analysis to financial institutions, retailers, government service providers, and other businesses to assist in fraud prevention and reduction.

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and Concord EFS, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation and Concord EFS, Inc. in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2002 annual meeting of stockholders. Information about the directors and executive officers of Concord EFS, Inc. and their ownership of Concord EFS, Inc. stock is set forth in the proxy statement for Concord EFS, Inc.'s 2002 annual meeting of stockholders. Bond Isaacson, who became Co-Chief Executive Officer of Concord in 2002, holds approximately 400,000 Concord stock options. Employment and compensation agreements of certain potential participants, including change of control arrangements, are filed as exhibits to the Concord Form 10-K filed March 27, 2003. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when its becomes available.

First Data and Concord to Merge--Page 4

     Notice to Investors, Prospective Investors and the Investment Community
           Cautionary Information Regarding Forward-Looking Statements

Statements in this press release regarding the proposed merger of First Data Corporation and Concord EFS, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees;
(f) successfully leveraging First Data/Concord's comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for card-based payment transactions and other product markets; (h) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact First Data/Concord's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any First Data/Concord's systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of First Data/Concord to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of First Data/Concord, and other risks and uncertainties described from time to time in First Data/Concord's public filings with United States Securities and Exchange Commission.

FIRST DATA-CONCORD MERGER: DEAL FACT SHEET

         Parties            First Data Corporation                      Concord EFS, Inc.

Exchange: Symbol            NYSE: FDC                                   NYSE: CE

Company Description         First Data is the largest global payments   Concord is a vertically integrated
                            company in the world and helps power the    electronic transaction processor.
                            global economy. As a leader in electronic   Primary activities include Network
                            commerce and payment services, First Data   Services, providing ATM driving, gateway
                            serves approximately 3 million merchant     services, and debit card processing;
                            locations, 1,400 card issuers and           coast-to-coast network access under the
                            millions of consumers, making it easy,      STAR brand; Payment Services, providing
                            fast and secure for people and businesses   credit, debit, check authorization; EBT
                            to buy goods and services using virtually   processing services to supermarkets, gas
                            any form of payment.                        stations, restaurants; Risk Management
                                                                        Services, providing software, information,
                                                                        and analysis to assist in fraud avoidance
                                                                        and reduction.

Headquarters                6200 South Quebec Street                    2525 Horizon Lake Drive
                            Greenwood Village, CO 80111                 Memphis, TN 38133
                            Tel: (303) 488-8000                         Tel: (800) 238-7675

CEO                         Charlie Fote                                Dan M. Palmer (co-CEO)
                                                                        Bond R. Isaacson (co-CEO)

CFO                         Kim Patmore                                 Edward T. Haslam

President and COO           Scott Betts, President, Merchant            Edward A. Labry III, President
                            Services; Christina Gold, President,
                            Western Union Financial Services; Pam
                            Patsley, President, First Data
                            International

Fiscal year ends            12/03                                       12/03

Total Shares Outstanding    752.8 million                               486.5 million
(4/1)

Employees                   29,000                                      2,640

Annual Revenue (2002)       $7.6 billion                                $2.0 billion

EPS (2002)                  $1.62                                       $0.57

Market Cap                  $26.1 billion                               $5.8 billion
As of 4/1/03

Website                     www.firstdata.com                           www.concordefs.com

Advisors:                   Merrill Lynch and JPMorgan acted as         Goldman, Sachs & Co. and William Blair &
                            financial advisors to First Data, and       Co. acted as financial advisors to
                            Sidley Austin Brown & Wood acted as legal   Concord and Kirkland & Ellis acted as legal advisor.
                            advisor.

Transaction summary         Fixed exchange ratio:  0.40 First Data shares for each Concord share
                            Value as of 4/1/03:  $13.87 per Concord share or approximately $7 billion
                            Structure: Tax free merger
                            Caps and Collars:  None
                            Approvals: Subject to shareholder and regulatory approval
                            Expected close: 3Q 2003
                            Board:  1 Concord Director to join First Data Board

Deal Rationale              Strategically Compelling

                               . Strengthens position as leading payments
                                 provider
                               . Enhanced competitive position in electronic
                                 payments industry
                               . Adds strong presence in high-growth payment
                                 segments
                               . Transform online debit capabilities

                            Industry Benefits

                               . Greater payment choices for consumers,
                                 merchants and banks (via expansion of
                                 PIN-debit)
                               . Greater voice for banks and merchants in
                                 payment industry

                               . Size and scale enables industry innovation

                            Low Risk

                               . Proven merger integration skills
                               . Largely transaction-based (recurring)revenue
                               . Complementary clients, products, processes and
                                 technology

Strategic Rationale         Complementary Business Fit

                               . Creates a more integrated provider of payment
                                 processing services

                            Attractive Business Mix

                               . Continues to build high growth business model

                            Financially Attractive

                               . Accretive to GAAP earnings in 2005

                            Cross Sell Opportunities

                               . STAR Network, merchant and issuer processing,
                                 TeleCheck, TASQ equipment management


                    For further information please contact:
                    Greg Rossiter - First Data, 303 967-6275

                    Melinda Mercurio - Concord, 302-791-8109